July 16, 2020

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Touchstone Strategic Trust (the "Trust") Post-Effective Amendment No. 209 under the Securities Act of 1933 and Amendment No. 209 under Investment Company Act of 1940 File Nos. 002-80859 and 811-03651

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 209 (the “Amendment”) to the Trust’s registration statement on Form N-1A relating to the Touchstone International Small Cap Fund (to be named the Touchstone International Growth Fund) (the “Fund”). The Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), for review and comment by the staff of the U.S. Securities and Exchange Commission (the “Commission”).

The Amendment is being filed for the purpose of submitting a revised registration statement to reflect changes to the Fund's name, sub-advisor, investment goal, and principal investment strategy.

Upon effectiveness of the Amendment, the Fund's final registration statement will be filed pursuant to Rule 485(b) under the 1933 Act, with an effective date 60 days from today's date (i.e., September 14, 2020).

Please direct any comments or questions related to this filing to the undersigned at (513) 357-6029.

Best regards,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz, Esq.
Secretary & Counsel